Exhibit 99.52

Appointment of CFO and Company Secretary

Melbourne, Australia, 10 October 2022: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in guideline driven genomics-based tests in health, wellness and serious disease is pleased to announce the appointment of experienced Chief Financial Officer, Mr Tony Di Pietro. Tony will also be appointed as Company Secretary upon his arrival.

Mr Di Pietro is a Chartered Accountant and an Associate of the Governance Institute Australia with 18 years Biotechnology industry experience. Most recently Tony was at INOVIQ Ltd (ASX:IIQ) where he oversaw the merger between two ASX listed companies BARD1 Life Sciences Ltd and Sienna Cancer Diagnostics Ltd.

Tony joins GTG at a time of significant expansion in our geneType brand internationally and an increasing presence in the US and European markets. The Company’s direct-to-consumer EasyDNA and AffinityDNA brands continue to capitalize on growth opportunities in the US, Europe, and Asia.

Incoming CFO Tony Di Pietro said: “I am excited to be joining GTG at this juncture of the Company’s evolution. I look forward to contributing to the Company’s plans for growth and working closely with Simon, the management team and the GTG Board”

CEO Simon Morriss said: “Tony brings significant capital markets, investor relations, and ASX listed company experience to GTG. We’re delighted to welcome Tony to the Company and are looking forward to benefiting from his significant experience and the role he will play in the continued growth of our company.”

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Authorised for release by the board of directors of Genetic Technologies Limited

Enquiries

Investor Relations

Adrian Mulcahy

Market Eye – Automic Group

M: +61 438 630 422

E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness, and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company’s Polygenic Risk Scores (PRS) platform is a proprietary risk stratification platform developed over the past decade integrating clinical and genetic risk delivering actionable outcomes from physicians and individuals. Leading the world in risk prediction in Oncology, Cardiovascular and Metabolic diseases. Genetic Technologies continues to develop a pipeline of risk assessment products. For more information, please visit www.genetype.com